UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Waterdrop Inc.

(Name of Issuer)

Ordinary Shares, par value of $0.000005 per share

(Title of Class of Securities)

G94656 108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Peng Shen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 961,740,928 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 961,740,928 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 961,740,928 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 24.4%. See Item 4.
12	Type of Reporting Person IN

1	Names of Reporting Persons Neptune Max Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 801,904,979 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 801,904,979 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 801,904,979 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 20.3%. See Item 4.
12	Type of Reporting Person CO

1	Names of Reporting Persons First Principles Z Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,010 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,010 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,010 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.0%. See Item 4.
12	Type of Reporting Person CO

1	Names of Reporting Persons Maple Ocean L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,010 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,010 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,010 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.0%. See Item 4.
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer:

Waterdrop Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Block C, Wangjing Science and Technology Park

No. 2 Lize Zhonger Road, Chaoyang District, Beijing

People’s Republic of China

Item 2(a).	Name of Person Filing:

Peng Shen

Neptune Max Holdings Limited

First Principles Z Holdings Limited

Maple Ocean L.P.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Peng Shen

Block C, Wangjing Science and Technology Park

No. 2 Lize Zhonger Road, Chaoyang District, Beijing

People’s Republic of China

Neptune Max Holdings Limited

Sertus Chambers, P.O. Box 905, Quastisky Building

P.O. Box 2221, Road Town, Tortola

British Virgin Islands

First Principles Z Holdings Limited

Sertus Chambers, P.O. Box 905, Quastisky Building

P.O. Box 2221, Road Town, Tortola

British Virgin Island

Maple Ocean L.P.

Sertus Chambers, P.O. Box 905, Quastisky Building

P.O. Box 2221, Road Town, Tortola

British Virgin Island

Item 2(c).	Citizenship:

Peng Shen — People’s Republic of China

Neptune Max Holdings Limited — British Virgin Islands

First Principles Z Holdings Limited — British Virgin Islands

Maple Ocean L.P. — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value of $0.000005 per share

The Issuer’s ordinary shares consist of Class A ordinary shares, par value of $0.000005 per share (“Class A Ordinary Shares”) and Class B ordinary shares, par value of $0.000005 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to nine votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 2(e).	CUSIP No.:

G94656 108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares by each of the reporting persons is provided as of December 31, 2021:

	Amount beneficially owned		Percent of class(1)	Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Peng Shen	961,740,928	(2)	24.4%	961,740,928	(2)	0	961,740,928	(2)	0
Neptune Max Holdings Limited	801,904,979	(3)	20.3%	801,904,979	(3)	0	801,904,979	(3)	0
First Principles Z Holdings Limited	4,010	(4)	0.0%	4,010	(4)	0	4,010	(4)	0
Maple Ocean L.P.	4,010	(5)	0.0%	4,010	(5)	0	4,010	(5)	0

(1)

The percentage of the class of securities beneficially owned by each reporting person is based on 3,942,801,610 outstanding ordinary shares as a single class as of December 31, 2021, being the sum of 3,140,896,631 Class A Ordinary Shares (excluding 65,757,070 Class A Ordinary Shares, comprising of Class A Ordinary Shares issued to the depositary of the Issuer for bulk issuance of American depositary shares (“ADSs”) and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A Ordinary Shares in the form of ADSs held in treasury), and 801,904,979 Class B Ordinary Shares, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

(2)

Includes (i) 801,904,979 Class B Ordinary Share held of record by Neptune Max Holdings Limited, a British Virgin Islands company. Neptune Max Holdings Limited is 99% owned by a family trust set up by Mr. Shen and 1% owned by Mr. Shen. Mr. Shen acts as the sole director of Neptune Max Holdings Limited, and possesses the sole voting power over the shares held by Neptune Max Holdings Limited; (ii) 86,386,000 Class A Ordinary Shares held of record by Proton Fortune Holdings Limited, a British Virgin Islands company that is 98% owned by a family trust set up by Mr. Guang Yang, 1% owned by Mr. Guang Yang, and 1% owned by Mr. Shen. Mr. Shen owns 100% of the voting power of Proton Fortune Holdings Limited and acts as the sole director of Proton Fortune Holdings Limited; (iii) 73,445,939 Class A Ordinary Shares held of record by Xibo Holdings Limited, a British Virgin Islands company that is 98% owned by a family trust set up by Mr. Yao Hu, 1% owned by Mr. Yao Hu, and 1% owned by Mr. Shen. Mr. Shen owns 100% of the voting power of Xibo Holdings Limited and acts as the sole director of Xibo Holdings Limited; and (iv) 4,010 Class A Ordinary Shares directly held by Maple Ocean L.P., a British Virgin Islands limited partnership. First Principles Z Holdings Limited, a British Virgin Islands company, is the general partner of Maple Ocean L.P. Mr. Shen acts as the sole director of First Principles Z Holdings Limited.

The registered address of Neptune Max Holdings Limited, Proton Fortune Holdings Limited, Xibo Holdings Limited, First Principles Z Holdings Limited and Maple Ocean L.P. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

The voting power of the shares beneficially owned by the reporting person represents 71.2% of the total voting power of all outstanding ordinary shares of the Issuer. The percentage of voting power is calculated based on the aggregate voting power of all Class A Ordinary Shares and Class B Ordinary Shares outstanding as of December 31, 2021.

(3)	Includes 801,904,979 Class B Ordinary Shares directly held by Neptune Max Holdings Limited.

The voting power of the shares beneficially owned by the reporting person represents 69.7% of the total voting power of all outstanding ordinary shares of the Issuer. The percentage of voting power is calculated based on the aggregate voting power of all Class A Ordinary Shares and Class B Ordinary Shares outstanding as of December 31, 2021.

(4)	See note (2).
(5)	Includes 4,010 Class A Ordinary Shares directly held by Maple Ocean L.P.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

Peng Shen

/s/ Peng Shen

Neptune Max Holdings Limited

By:	/s/ Peng Shen
Name:	Peng Shen
Title:	Director

First Principles Z Holdings Limited

By:	/s/ Peng Shen
Name:	Peng Shen
Title:	Director

Maple Ocean L.P.

By:	/s/ Peng Shen
Name:	Peng Shen
Title:	Authorized Signatory

[Signature Page to Schedule 13G]